Dynamic Shares Trust

401 W. Superior Street, Suite 300

Chicago, IL 60654

August 10, 2023

VIA EDGAR

Kate Tillan

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

Washington, DC 20549

RE:	Dynamic Shares Trust; File No. 001-40369

Dear Ms. Tillan,

On July 27, 2023, you provided written comments to Weixuan Zhang, Chief Executive Officer of the Dynamic Shares Trust (the “Registrant”) in connection with the Form 10-K for the fiscal year ended December 31, 2022 filed on March 31, 2023 and Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2023 filed on May 24, 2023. Please find below the Registrant’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements, page 64

1.	As the Registrant only consists of one fund, the financials of the Registrant and the fund are the same. The prior independent registered public accounting firm did not include a statement of cash flows in the prior year financial statements as the amount of cash flows was immaterial and was not required for GAAP under ASC 946. The most recent financial statements include a statement of cash flows along with a statement of cash flows for the prior year for comparative purposes. In addition, the former independent registered public accounting firm, who performed the audit for the period April 28, 2021 to December 31, 2021, has withdrawn from PCAOB membership and cannot perform audit procedures on a statement of cash flow or re-issue their audit report.

Report of Independent Registered Public Accounting Firm, page 66

2.	The Registrant confirms that it received a signed report from the auditor and will amend the filing as requested. The auditor has indicated that the omission was a clerical error and the audit report will be updated to include the statements in AS 3105.60.

Exhibits

3.	The Registrant confirms that a consent is not required under Item 601. The Registrant will amend the filing to remove the consent.

4.	The Registrant confirms that it will revise the certifications as noted for future filings.

Sincerely,

/s/ Weixuan Zhang

Weixuan Zhang
Principal Executive Officer